06051174

SEC MAIL PROCESSING SECTION RECEIVED NOV 24 2006 WASH. D.C. 186

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 05468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BASIC INVESTORS, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

510 BROADHOLLOW ROAD SUITE 306
(No. and Street)

MELVILLE, NEW YORK 11747
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD BELZ (631) 630-2770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 01 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BASIC INVESTORS, INC.

REPORT

FORM X-17A-5

FOR THE YEAR ENDED

SEPTEMBER 30, 2006

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

BASIC INVESTORS, INC.

CONTENTS

SEPTEMBER 30, 2006

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

BASIC INVESTORS, INC.

I have audited the accompanying statement of financial condition of Basic Investors, Inc. as of September 30, 2006 and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Basic Investors, Inc. as of September 30, 2006, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6, 7 and 8, and in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

November 20, 2006

A. G. Greene

BASIC INVESTORS, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2006

ASSETS		
Current assets:		
Cash		$ 276,282
Receivable from broker-dealer:		
Commissions	$ 684,048	
Good faith deposit	100,000	
Mutual Fund Commissions	8,706	792,754
Investment at market		508,551
Equipment (less depreciation of $190,845)		16,810
Security deposit		23,087
Other assets		$ 74,086
Total assets		**$1,691,570**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accrued expenses		$ 980,130
Securities sold, not yet purchased		27,977
		1,008,107
Liabilities subordinated to claims of general creditors		105,000
Total liabilities		**1,113,107**
Stockholders' equity:		
Common stock, no par value		
Authorized 400 shares		
Issued and outstanding 198 shares	$ 1,000	
Additional paid-in-capital	654,800	
Retained earnings	15,823	
Less: Treasury stock	(93,160)	
Total stockholders' equity		578,463
Total liabilities and stockholders' equity		**$1,691,570**

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

BASIC INVESTORS, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED SEPTEMBER 30, 2006

Revenues:		
Commission income		$5,601,378
Trading profit (loss)		(701,069)
Mutual Fund income		133,519
Consulting		1,090,967
Error account loss		(436,391)
Underwriting income		986,620
Service charge income		566,037
Unsecured debits		(62,906)
Interest and dividends		8,778
Total revenue		**7,186,933**
Expenses:		
Salaries of voting stockholders	$ 341,450	
Other salaries	581,056	
Clearing fees	138,273	
Regulatory fees and expenses	93,925	
Commissions	5,342,801	
Interest on subordinated loans	12,600	
Other interest	7,580	
Quotes and information services	272,429	
Rent	73,716	
Insurance	119,787	
Telephone	21,911	
Other taxes	89,597	
Other expenses	543,657	
Total expenses		**7,638,782**
Income (loss) before federal income tax		(451,849)
Add: Federal income tax over accrual		60,000
Net income (Loss)		**($391,849)**

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

BASIC INVESTORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2006

Resources provided:		
Decrease in investments		$1,201,437
Depreciation		8,298
Increase in securities sold, not yet purchased		12,077
Increase in Capital contributed		167,820
Total resources provided		**1,389,632**
Resources applied:		
Net loss	$391,849	
Increase in due from broker	481,832	
Increase in fixed assets	12,727	
Decrease in accrued expense payable	349,373	
Increase in other assets	67,671	
Total resources applied		**1,303,452**
Increase		**86,180**
Cash – October 1, 2005		190,102
Cash – September 30, 2006		**$276,282**

See notes to financial statements.

BASIC INVESTORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2006

Stockholders equity, October 1, 2005		$ 802,492
Add:	Capital Contributed	167,820
Less:	Net Loss	(391,849)
Stockholders equity, September 30, 2006		$578,463

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED SEPTEMBER 30, 2006

Balance, October 1, 2005	$ 105,000
Increases	-0-
Balance, September 30, 2006	$ 105,000

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

BASIC INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

1. ORGANIZATION :

Basic Investors, Inc. (the "Company") is a corporation conducting business as a broker-dealer registered with the National Association of Securities Dealers, Inc. Its clearing broker, Penson Financial Services, Inc., pursuant to a clearance agreement performs the clearing and depository operations for the Company's customer accounts. All customer transactions are cleared on a fully disclosed basis.

2. SIGNIFICANT ACCOUNTING POLICIES:

These financial statements have been prepared in conformity with generally accepted accounting principles, which require the use of estimates by management.

Commission revenue and related expenses are recorded on a settlement-date basis. For financial statement purposes, the difference between settlement-date basis and trade-date basis is not material.

3. RECEIVABLE FROM CLEARING BROKER:

The Company conducts business with its clearing broker, Penson Financial Services, Inc., on a fully disclosed basis. The Company earns commissions as an introducing broker for the transactions of its customers.

At September 30, 2006, the receivables from the clearing broker reflected on the statement of financial condition represents amounts due from the clearing broker.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of September 30, 2006 there were no amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

4. NET CAPITAL REQUIREMENTS:

As a broker-dealer and member organization of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At September 30, 2006, the Company had net capital of $447,579, as indicated on page 8 of this audited report. In October 2006, the Company filed Part IIA of Form X-17a-5 (unaudited) and reported net capital of $447,781. The difference of $202 is accounted for by net accruals and reclassifications made during the audit.

5. INCOME TAXES:

The Company is organized as a Corporation and pays taxes based on the net income of the Company.

6. LEASE:

The Company has extended its lease, which will now expire on July 31, 2007, at a monthly rental of $5,817.
Future minimum rental payments required as of September 30, 2006 over the remaining term of the lease amounts to approximately $58,170.

7. LEGAL MATTERS:

A. An Arbitration has been filed against the firm by a customer, which is being vigorously defended by the firm. The amount would not have any material effect on net capital.

B. An Arbitration was filed by the Company against a customer and former registered representative. They filed counter-claims against the Company. The case with the customer was settled, and the remaining issues with the former representative remain open and are being vigorously defended.

BASIC INVESTORS, INC.

COMPUTATION OF NET CAPITAL

SEPTEMBER 30, 2006

Common Stock		$ 1,000
Additional paid-in-capital		654,800
Retained earnings		15,823
Less: Treasury Stock		(93,160)
		578,463
Add: Subordinated loans		105,000
		683,463
Less: non-allowable assets		121,187
Net capital before haircuts		562,276
Less: haircuts on securities	$ 80,535	
Undue concentration	34,162	(114,697)
Net capital		447,579
Greater of:		
Minimum dollar net capital required	$100,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $980,130)	$ 65,345	100,000
Excess net capital		$347,579

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 980,130
Percentage of aggregate indebtedness to net capital	219%

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

BASIC INVESTORS, INC.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

SEPTEMBER 30, 2006

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)		$ 447,781
Less: Audit adjustments	$ 196	
Undue concentration	6	(202)
Net capital per audited report, September 30, 2006		$ 447,579

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017
(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of

BASIC INVESTORS, INC.

I have examined the financial statements of Basic Investors, Inc., for the year ended September 30, 2006 and have issued my report thereon dated November 20, 2006. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended September 30, 2006 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.

Arnold G. Greene

November 20, 2006